UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elixir Gaming Technologies, Inc.

File No. 1 - 32161 - CF# 23909

_____

Elixir Gaming Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.3 to a Form 8-K filed on July 30, 2009, as modified by the same contract refiled with fewer redactions as Exhibit 99.1 to a Form 8-K filed on February 11, 2010.

Based on representations by Elixir Gaming Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 99.3 to a Form 8-K filed on July 30, 2009 until October 1, 2014
> Exhibit 99.1 to a Form 8-K filed on February 11, 2010 until October 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel